UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 000-21949

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE PACIFICARE HEALTH SYSTEMS, INC. SAVINGS AND PROFIT-SHARING PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PacifiCare Health Systems, Inc.
5995 Plaza Drive
Cypress, CA 90630

The PacifiCare Health Systems, Inc.
Savings and Profit-Sharing Plan

Audited Financial Statements and Supplemental Schedule
Year ended December 31, 2002

Contents

Report of Independent Auditors	1
Audited Financial Statements
Statements of Net Assets Available for Benefits at December 31, 2002 and 2001	2
Statements of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2002	3
Notes to Financial Statements	4
Supplemental Schedule
Schedule H, Line 4i: – Schedule of Assets (Held at End of Year)	10
Signature	11
Exhibit Index	12

i

Report of Independent Auditors

PacifiCare Health Systems, Inc. as
  Plan Administrator for
The PacifiCare Health Systems, Inc.
  Savings and Profit-Sharing Plan

We have audited the accompanying statements of net assets available for benefits of The PacifiCare Health Systems, Inc. Savings and Profit-Sharing Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The PacifiCare Health Systems, Inc. Savings and Profit-Sharing Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

Irvine, California
May 30, 2003

The PacifiCare Health Systems, Inc.
Savings and Profit-Sharing Plan

Statements of Net Assets Available for Benefits

	December 31,

	2002	2001

Assets
Cash	$–	$223,967
Investments, at fair value	265,412,764	283,419,527
Contributions receivable:
Employee	680,212	768,559
Employer	1,291,030	1,268,726
Interest income receivable	31,272	34,296

Total assets	267,415,278	285,715,075

Liabilities
Due to broker	129,412	191,376

Net assets available for benefits	$267,285,866	$285,523,699

See accompanying notes.

The PacifiCare Health Systems, Inc.
Savings and Profit-Sharing Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2002

Additions
Contributions:
Employee	$24,628,872
Employer	20,070,638
Net investment income (loss):
Interest income	2,045,561
Dividends	2,460,719
Net realized/unrealized depreciation in fair value of investments	(28,927,355)

Total additions	20,278,435
Deductions
Benefit and withdrawal payments to participants	37,022,585
Administration fees	1,493,683

Total deductions	38,516,268

Net decrease	(18,237,833)
Net assets available for benefits:
Beginning of year	285,523,699

End of year	$267,285,866

See accompanying notes.

The PacifiCare Health Systems, Inc.
Savings and Profit-Sharing Plan

Notes to Financial Statements

December 31, 2002

1. Description of Plan

General

The PacifiCare Health Systems, Inc. Savings and Profit-Sharing Plan (the “Plan”), effective July 1, 1985, as amended, is a defined contribution profit-sharing plan that covers employees of PacifiCare Health Systems, Inc. and subsidiaries (the “Company”), and is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). As amended and restated, the Plan is intended to comply with the Internal Revenue Code (“Code”) sections 401(a), 401(k), 401(m)(ii), and 402(a), and is also an eligible individual account plan as defined in ERISA Section 407(d)(3), and provides for the acquisition and holding of qualifying employer securities, as defined in ERISA Section 401(d)(5).

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

Contributions and Benefits

Employees are eligible to participate in the Plan on the first day of the month after completing 90 days of service.

Participants may elect to defer the receipt of a portion (in whole percentages not less than 2% and up to 15%) of their compensation (deferred savings account) subject to: limit of $11,000 in 2002 by Code Section 402(g). If any participant’s compensation deferral for a year exceeds the maximum allowable for that year, the excess contribution is returned to the Company and then paid to the participant as taxable compensation. Furthermore, Code Section 401(k) and the Plan limit the amount certain highly compensated individuals may contribute based on amounts contributed by lower compensated individuals.

The Company makes mandatory contributions to participants’ accounts equal to 3% of all eligible compensation paid. Each participant’s account is credited with an amount equal to 3% of his or her eligible compensation received each pay period.

The PacifiCare Health Systems, Inc.
Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Contributions and Benefits (continued)

The Company also contributes a matching amount on behalf of each participant equal to 50% of the amount of compensation deferred by each participant to a maximum of 3%.

The Company may also contribute an additional amount (“discretionary profit-sharing account”) at its sole discretion, as determined by the Company’s Board of Directors, based on the financial success of the Company. The Company elected not to make an additional contribution for the year ended December 31, 2002. The Company’s discretionary contribution is allocated to the accounts of active participants who have completed 1,000 or more hours of service during the respective Plan year, in proportion to their eligible compensation. Pursuant to this allocation, eligible compensation is limited to $90,000 in 2002.

Participants are immediately and fully vested in their 3% Company contribution and deferred savings account. Participants vest in their matching account and discretionary profit-sharing accounts at the rate of 25% per year. Participants become fully vested in their matching account in the event of death, disability or reaching normal retirement age. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions. The balance of forfeited nonvested accounts was $63,403 and $167,596 as of December 31, 2002 and 2001, respectively.

The income of the Plan, together with any gains or losses in the value of the investments, increases or decreases participants’ accounts proportionately based on the relationship of their account balances to total account balances.

No amounts are payable prior to the participant’s normal retirement, death, disability or termination of employment. In cases of termination, the participant may elect to defer payment until five years after the normal retirement date, age 65. Retirement and disability payments greater than $5,000 may be paid in a lump sum, an annuity, or in substantially equal installments. All payments less than $5,000 will be paid in a lump sum.

The PacifiCare Health Systems, Inc.
Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Contributions and Benefits (continued)

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts. The fully vested accounts would become payable as determined by the Administrative Committee.

Participant Loans

Plan participants may borrow, as a loan from their accumulated contributions, a minimum of $1,000 and up to a maximum of the lesser of $50,000 or 50% of their vested account balance. Loan terms generally range from 1 to 5 years or up to 10 years for hardship circumstances as defined by the Plan. The loans are collateralized by the balance in the participant’s account and bear interest at 2% above the current prime rate. Principal and interest are paid ratably through biweekly payroll deductions.

2. Summary of Significant Accounting Policies

Valuation of Investments

Investments in mutual funds are carried at fair value based on the quoted market price of the underlying investments.

Quoted market prices are used to value common stocks, corporate bonds and U.S. securities.

Investments in participating units in Wells Fargo Bank’s short-term income fund are stated at redemption price which approximates cost.

Participant loans are recorded at cost, which approximates fair value.

The PacifiCare Health Systems, Inc.
Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Investment Income

Interest and dividends are recorded as earned. Realized and unrealized net investment gains or losses are recorded based on the cost of units held by the Plan and fluctuations in the fair value of the underlying investments. Purchases and sales of investments are reflected on the trade dates.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Administration of Plan Assets

The assets of the Plan are administered by the Plan’s Administrative Committee, appointed by the Company’s Board of Directors, with the assistance of the Trustee, Wells Fargo Bank (“Wells Fargo”). Under the trust agreement, the Trustee holds the trust assets and makes payments as directed by the Administrative Committee. Participants are permitted to direct the investment of their accounts among investment options selected by the Administrative Committee. Participants may change their investment options daily. The Plan pays all administrative expenses.

4. Investments

The Plan holds investments managed by an investment management company that invested in common stocks, corporate and foreign bonds and U.S. government securities in addition to mutual fund shares offered by several registered investment companies and participating units in the Wells Fargo Bank Short-Term Income Fund and Institutional Money Market Fund based upon the guidance provided by the investment advisor.

The PacifiCare Health Systems, Inc.
Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

4. Investments (continued)

The following investments represent 5 percent or more of the Plan’s net assets:

	December 31,

	2002	2001

Fidelity Equity Income Fund #23	$36,121,449	$44,501,941
Putnam Voyager Fund Class A	40,071,455	60,331,524
Vanguard Institutional Index Fund #94	24,389,236	29,523,432
Alleghany Montag & Caldwell Balanced Fund 1	36,159,078	48,575,304
T. Rowe Price International Stock Fund #37	16,232,003	21,253,042
Western Asset Intermediate Portfolio	36,929,297	31,567,912
PacifiCare Health Systems, Inc. common stock	33,668,543	17,094,893
Wells Fargo Bank Short-Term Income Fund	25,370,937	18,052,232

The Plan’s investments (including investments bought, sold and held during the year) appreciated (depreciated) in fair value during 2002 as follows:

Common stocks	$15,886,610
Mutual funds	(44,813,965)

Net depreciation in fair value of investments	$(28,927,355)

Investments in the Wells Fargo Bank Short-Term Income and Institutional Money Market Funds are party-in-interest transactions with the Trustee for which a statutory exemption exists. During the year ended December 31, 2002, the Plan purchased $159,920,827, sold $159,885,047, and reinvested $863,623 of interest income in participating units of the Wells Fargo Bank Short-Term Income Fund. During the year ended December 31, 2002, the Plan purchased $43,555,962, sold $43,555,962, and reinvested $14,851 of interest income in participating units of the Wells Fargo Bank Institutional Money Market Fund (none held at December 31, 2002 and 2001).

The PacifiCare Health Systems, Inc.
Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated May 21, 2003, stating that the Plan is qualified, in form, under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. A previous determination letter was dated January 25, 1996. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt. Subsequent amendments have been structured to, and are intended to, maintain the Plan’s tax qualified status.

6. Reconciliation to Form 5500

Net assets available for benefits and benefit payments as recorded in these financial statements differ from amounts reported in the Company’s Form 5500 as filed with the Department of Labor. In these financial statements, pursuant to accounting principles generally accepted in the United States, accrued benefits payable of $0 and $628,803 at December 31, 2002 and 2001, respectively, are not recognized until paid.

The PacifiCare Health Systems, Inc.
Savings and Profit-Sharing Plan

EIN: 33-0064895 Plan:001

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2002

Shares or			Current
Par Value	Identity of Issue	Cost**	Value

	Mutual Funds
910,548	Fidelity Equity Income Fund #23		$36,121,449
3,152,750	Putnam Voyager Fund Class A		40,071,455
136,130	Vanguard REIT Index Fund Investor #123		1,611,784
303,160	Vanguard Institutional Index Fund #94		24,389,236
644,920	Vanguard Small Cap Index Fund		10,099,450
2,474,954	Alleghany Montag & Caldwell Balanced Fund 1		36,159,078
20,959	I Cap Funds Equity Portfolio		672,151
1,827,928	T. Rowe Price International Stock Fund #37		16,232,003
3,416,216	Western Asset Intermediate Portfolio		36,929,297

	Total Mutual Funds		202,285,903
	Common Stocks
8,637,617	PacifiCare Health Systems, Inc.*		33,668,543
	Participant Loans Receivable
4,087,381	Participant loans, 6.25% to 11.5% through 2013		4,087,381
	Short-Term Income Fund
25,370,937	Wells Fargo Bank Short-Term Income Fund*		25,370,937

	Total Investments		$265,412,764

*	Party-in-interest as defined by ERISA.

**	Investments are participant directed, therefore, cost information is not required.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The PacifiCare Health Systems, Inc. Savings and Profit-Sharing Plan

DATE: June 26, 2003	BY:	/s/ Peter A. Reynolds Peter A. Reynolds Senior Vice President and Corporate Controller (Chief Accounting Officer)

EXHIBIT INDEX

Exhibit 23	Consent of Independent Auditors	13

Exhibit 99.1	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	14

Exhibit 99.2	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	15